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100 F Street, N.E.

Washington, DC 20549

Attn: Kathleen Collins and Chen Chen

____________________

Re: TechnipFMC plc

Form 10-K for the Year Ended December 31, 2022

Form 8-K filed on July 27, 2023

File No. 001-37983

Dear Mses. Collins and Chen:

On behalf of our client, TechnipFMC plc (the “Company”), this letter confirms my telephone conversation with Ms. Chen on October 17, 2023 regarding the Company’s request for an extension of time to respond to the comment letter dated October 6, 2023 from the Staff of the Division of Corporation Finance.

As discussed, the Company requires additional time to prepare its response and currently expects to respond on or about November 6, 2023.

Please contact me at (202) 637-1073 if you have any questions regarding this matter.

Sincerely,

/s/ Julia A Thompson
Julia A Thompson of LATHAM & WATKINS LLP

Cc:	Alf Melin, Executive Vice President and Chief Financial Officer

Cristina Aalders, Executive Vice President, Chief Legal Officer and Secretary